SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC

                                   FORM U-6B-2

                           Certificate of Notification

      Certificate is filed by: Cleveland Electric Illuminating Company ("Cleveland Electric" or the "Company"), a subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

      This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.    Type of securities:

      First Mortgage Bonds (the "Bonds").

2.    Issue, renewal or guaranty:

      Issue.

3.    Principal amount of each security:

      $358,500,000

4.    Rate of interest per annum of each security:

      4.925%

5.    Date of issue, renewal or guaranty of each security:

      May 29, 2002

6.    If renewal of security, give date of original issue:

      Not Applicable.

7.    Date of maturity of each security:

      May 15, 2003 (Early redemption occurred May 30, 2002)

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8.    Name of the person to whom each security was issued, renewed or guaranteed:

      FirstEnergy Corp.

9.    Collateral given with each security:

      See item 1 above.

10.   Consideration given for each security:

      Cash.

11.   Application of proceeds of each security:

      The proceeds received by the Company from the sale of the Bonds ($358,500,000) were used to pay the redemption price of the Bonds. The Bonds were redeemed on May 30, 2002 and thus became Refundable Bonds (the "New Refundable Bonds") as that term is used in the Indenture of Mortgage and Deed of Trust to Guaranty Trust Company of New York (predecessor of the JP Morgan Chase
Bank) as Trustee, dated as of July 1, 1940, as amended and supplemented (the "1940 Indenture"). NRG Energy Inc.("NRG") has contracted to buy certain generating plants (the "Plants") owned by the Company. In order to be able to transfer unencumbered title to NRG, the Company has obtained a release (the "Release") of the Plants from the lien of the 1940 Indenture. The Company has used a portion of the New Refundable Bonds ($123,334,375 principal amount) along with property additions available for that purpose ($791,825,625) to reduce the amount of cash ($915,160,000) that would otherwise have had to be deposited with the Trustee under the 1940 Indenture in connection with obtaining the Release. The balance of the New Refundable Bonds will be kept for future use as Refundable Bonds under the 1940 Indenture.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
Section 6(a) because of:

      (a)   the provisions contained in the first sentence of Section 6(b) []

      (b)   the provisions contained in the fourth sentence of Section 6(b) []

      (c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13. If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more

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than nine months for  purposes of the  exemption  from  Section  6(a) of the Act granted by the first sentence of Section 6(b)):

      Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

      Not applicable.

15. If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

      Rule 52.


                                             CLEVELAND ELECTRIC
                                                ILLUMINATING COMPANY



                                             By: /s/ Thomas C. Navin
                                                 -------------------
                                                 Thomas C. Navin
                                                 Treasurer


Date: June 6, 2002

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